

March 5, 2013

Via E-mail
Mr. Jay S. Benet
Vice Chairman and Chief Financial Officer
The Travelers Companies, Inc.
485 Lexington Avenue
New York, NY 10017

Re: **The Travelers Companies, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 19, 2013
             File No. 001-10898

Dear Mr. Benet:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Notes to Consolidated Financial Statements
9. Shareholders' Equity and Dividend Availability
Statutory Net Income and Policyholder Surplus, page 215

1. Please provide us proposed disclosure to be included in future periodic reports that addresses the following:

   - Regarding your disclosures of policyholder surplus, revise to explain whether this is the same as statutory capital and surplus as required by ASC 944-505-50-1a.
   - Although you disclose on page 31 that all of TRV's insurance subsidiaries had total adjusted capital in excess of the RBC requirement, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

- Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2012 or otherwise disclose how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.
- Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by The Travelers Companies, Inc. to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X
- Revise to comply with ASC 944-505-50-2 and 50-3 or tell us why this disclosure is not required. If it is required, also address ASC 944-505-50-6, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant